Proposed Updates Will Modernize Shopify's Governance Structure to Support Long-Term Growth

Dear Shareholder,

The Shopify Board of Directors is asking you to vote **"FOR"** important amendments to Shopify's articles of incorporation to update its governance structure at the June 7, 2022 Annual and Special Meeting.

The proposal, which is the result of a careful and thorough board process conducted under the supervision of a Special Committee of independent directors advised by its own legal counsel and financial advisor, will modernize Shopify's governance structure, aligning it with the Company's long-term market opportunities.

The Board of Directors, based on the recommendation of the Special Committee, unanimously recommends that you vote **"FOR"** the proposal, which is outlined in further detail in Shopify's management information circular.[1]

Shopify Stock Price Since IPO

Shopify has delivered significant shareholder value since its IPO and is among the fastest tech companies to ever reach **10x** and **15x**[2] its IPO price


3850+%
RETURN
$17.00
$675.96
05.20.15[3]
IPO PRICE
3.31.22[3]
CLOSING PRICE

Since our 2015 IPO, Shopify has delivered significant shareholder value. Building on that momentum and scale, Shopify is proposing to issue a new class of share, the Founder share, to Mr. Lütke. The Founder share will provide Mr. Lütke with a variable number of votes that, when combined with the Class B shares beneficially owned or controlled by him, his immediate family and his affiliates (including certain Class A shares), will represent 40% of the total voting power attached to all of the outstanding shares, effectively setting and preserving Mr. Lütke's voting power at that level following implementation of the proposal. The Founder share will sunset if Mr. Lütke no longer serves the Company in certain capacities (as an executive officer, board member or consultant whose primary engagement is with the Company) or Mr. Lütke, his immediate family and his affiliates no longer hold a number of Class A and Class B shares equal to at least 30% of the Class B shares currently held by Mr. Lütke and his affiliates.

The proposal will modernize Shopify's governance and support the Company's continued long-term growth. The Shopify Board of Directors unanimously recommends voting in favor of the proposal, which allows the Company to:


Remain mission-driven and merchant-obsessed
Have the flexibility to continue to advance its 100-year mission
Strengthen the foundation for Mr. Lütke's long-term stewardship
Sustain an innovative culture

In connection with the proposal, Mr. Lütke and his affiliates will agree that they will not transfer their Class B shares without Mr. Lütke retaining voting control over such shares, preventing an intergenerational transfer of such voting power.

ABOUT SHOPIFY Shopify is a leading provider of essential internet infrastructure for commerce, oering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Tupperware, FTD, Netflix, FIGS, and many more. For more information, visit www.shopify.com. FORWARD-LOOKING STATEMENTS This communication contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Words such as “expect”, “continue”, “will”, “plan”, and “intend” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on Shopify’s current expectations about future events and financial trends that management believes might aect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future develop- ments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achieve- ments to dier materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the proposal discussed above will be completed on the terms described above. Consummation of the proposal is subject to numerous factors, many of which are beyond Shopify’s control. The forward-looking statements contained in this communication represent Shopify’s expecta- tions as of the date of this communication, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Your vote is important, no matter how many or how few shares you may own. Please vote “FOR” the proposal today by telephone, via the Internet, or by signing, dating and returning the enclosed voting instruction form in the envelope provided. With sincere thanks, Robert Ashe Lead Independent Director Shopify’s Board Recommends You Vote “FOR” the Proposed Updates to the Company’s Governance Structure Remember: You can vote via the Internet or by telephone. Please follow the easy instructions on the enclosed voting instruction form. If you have any questions about how to vote your shares, need assistance in voting, or require additional information, please contact our proxy solicitor: INNISFREE M&A INCORPORATED TOLL-FREE, at (877) 750-8310 1 The circular is available under the Company’s profile on SEDAR at sedar.com, on EDGAR at sec.gov, and on the Shopify website at investors.shopify.com 2 Shopify reached 10x its IPO price in 3.1 years and 15x in 4.0 years 3 Stock price is based on Shopify’s stock price on the New York Stock Exchange